Catherine D. Rice
Chief Financial Officer

TEL +1-212-492-1133
FAX +1-212-492-8922
krice@wpcarey.com

July 15, 2014

VIA EDGAR

Mr. Wilson K. Lee
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	W. P. Carey Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed March 3, 2014
File No. 001-13779

Dear Mr. Lee:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 3, 2014 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2013 filed with the Commission by W. P. Carey Inc. (the “Company” or “W. P. Carey”), a Maryland corporation. Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

Form 10-K for the fiscal year ended December 31, 2013

Tenant/Lease Information

1.	We note on page 31 your occupancy rate of approximately 98.9%. In future Exchange Act periodic reports, please revise to provide your occupancy rate separately for each property type.

The Company will prospectively revise future filings to present separate occupancy information for each property type.

2.
We note your disclosure on page 3 with respect to your tenant/borrower evaluation as well as your disclosure on page 5 that you periodically analyze each tenant’s financial condition. In future Exchange Act periodic reports, here or elsewhere as applicable, please revise to provide disclosure that addresses the credit risk of your investment portfolio for the non-investment grade tenants. Please advise as to how management assesses the relative risk of the portfolio from period to period, including the key metrics, if any, management uses to analyze changes in the risk profile.

The Company will prospectively revise future filings to include disclosure that addresses the credit risk for its non-investment grade tenants.

The Company generally seeks investments in facilities that it believes are critical to a tenant’s business and that it believes have a low risk of tenant default. Each asset is rated by the Company based on the asset’s market and liquidity and also based on the strategic value to the tenant in terms of how critical the asset is to the tenant’s operations. The Company also assesses the relative risk of the portfolio quarterly. The Company evaluates the credit quality of its tenants utilizing an internal five-point credit rating scale, with “one” representing the highest credit quality (investment grade or equivalent) and “five” representing the lowest (bankruptcy or foreclosure). Investment grade ratings are provided by third-party rating agencies such as Standard & Poors or Moody’s. Ratings for other tenants are generated internally utilizing metrics such as interest coverage and debt-to-EBITDA. These metrics are computed internally based on financial statements obtained from each tenant on a quarterly basis. Under the terms of the Company's lease agreements, tenants are generally required to provide us with periodic financial statements.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

3.
We note your disclosure on page 8 that a significant amount of your leases will expire within the next five years. In future Exchange Act periodic reports, please revise your disclosure to provide in tabular format the schedule of your lease expirations for each of the next ten years starting with the reporting period. Refer to Item 15(f) of Form S-11 for guidance.

The Company will prospectively revise future filings to provide a schedule of its lease expirations for each of the next ten years in tabular format.

4.
We note on page 12 your disclosure that the five largest tenants/guarantors represented approximately 26% of total lease revenues for 2013. In future Exchange Act periodic reports, please revise to identify any tenant/guarantors that represent 5% or more of total lease revenues or advise.

The Company will prospectively revise future filings to provide its top tenants representing 5% or more of total lease revenues.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

Lease Composition and Leasing Activities, page 33

5.
In future Exchange Act periodic reports, please revise to provide the roll forward of the beginning of year vacant space to the end of year vacant space, including data on new space that became vacant during the period. In addition, please revise to compare new rents on second generation leases and renewed leases to prior rent as adjusted for any free rent periods.

A roll-forward of the vacancies during each of 2011, 2012 and 2013, where a “unit” represents a section of leasable space and in most cases is not an entire property, is presented below:

	For the Year Ended December 31,
	2013		2012		2011
	Number of Units	Square Footage	Number of Units	Square Footage	Number of Units	Square Footage
Beginning vacancy	9	513,433	11	942,544	15	1,498,559
Add: New vacancies	2	59,830	4	380,714	2	16,780
Less: Dispositions/New leases	4	153,615	6	809,825	6	572,795
Ending vacancy	7	419,648	9	513,433	11	942,544
Vacancy as a % of total portfolio		1.1%		1.3%		7.1%

The Company does not believe that this roll-forward is material or helpful to investors because approximately 1% of its properties were vacant during each of 2012 and 2013. The Company will prospectively revise future filings to provide a roll forward of its vacant space if its vacancies are material in the periods presented.

The Company respectfully advises the Staff that it has provided a summary of the leasing activity on page 33 of its Annual Report on Form 10-K which includes a summary of new rents on second generation leases and renewed leases as compared to prior rents. The Company did not have any leases with free rent periods.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

Notes to Consolidated Financial Statements, page F-9

Note 18. Segment Reporting, page 123

6.
Please reconcile total company income from continuing operations attributed to W. P. Carey to the corresponding amount on the face of your 2013 consolidated statements of income. Specifically, please clarify how the line item for Other, net on a total company level agrees to the various line items from the face of the consolidated statements of income as described in footnotes (c) and (f) to the table of information presented.

As set forth below, the Company has revised the table presented on page 123 of its Annual Report on Form 10-K to provide a more detailed reconciliation of income from continuing operations attributable to W. P. Carey to the corresponding amount on the face of the consolidated statements of income as requested by the Staff. The revisions break out the amounts attributable to noncontrolling interests, redeemable noncontrolling interest and discontinued operations.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

	Years Ended December 31,
	2013	2012	2011
Real Estate Ownership
Revenues	$315,965	$129,181	$67,064
Operating expenses	(178,962)	(92,441)	(29,336)
Interest expense	(103,728)	(46,448)	(18,210)
Other income and expenses, excluding interest expense	60,819	86,584	83,586
Provision for income taxes	(4,703)	(4,001)	(2,243)
Net income attributable to noncontrolling interests	(33,056)	(3,245)	(678)
Net income attributable to noncontrolling interests of discontinued operations	23,941	704	29
Income from continuing operations attributable to W. P. Carey	$80,276	$70,334	$100,212
Investment Management
Revenues	$173,886	223,180	$242,647
Operating expenses	(173,744)	(207,050)	(157,572)
Other income and expenses, excluding interest expense	1,001	1,280	2,076
Benefit from (provision for) income taxes	3,451	(2,771)	(34,971)
Net loss attributable to noncontrolling interests	120	2,638	2,542
Net income attributable to redeemable noncontrolling interests	(353)	(40)	(1,923)
Income from continuing operations attributable to W. P. Carey	$4,361	$17,237	$52,799
Total Company
Revenues	489,851	352,361	309,711
Operating expenses	(352,706)	(299,491)	(186,908)
Interest expense	(103,728)	(46,448)	(18,210)
Other income and expenses, excluding interest expense	61,820	87,864	85,662
Provision for income taxes	(1,252)	(6,772)	(37,214)
Net (income) loss attributable to noncontrolling interests	(32,936)	(607)	1,864
Net income attributable to noncontrolling interests of discontinued operations	23,941	704	29
Net income attributable to redeemable noncontrolling interests	(353)	(40)	(1,923)
Income from continuing operations attributable to W. P. Carey	$84,637	$87,571	$153,011

All of the total Company amounts in the table above can be traced to the face of the consolidated statement of income on page 64 except the amount of non-controlling interest attributable to discontinued operations, which is included in Net (income) loss attributable to noncontrolling interests. The Company will prospectively revise future filings to provide these additional reconciling line items in its Segment Reporting footnote.

Mr. Wilson K. Lee
United States Securities and Exchange Commission
July 15, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Catherine D. Rice
Catherine D. Rice
Chief Financial Officer

Enclosures

cc:	Paul Marcotrigiano, Esq.
W. P. Carey Inc.

Christopher P. Giordano, Esq.
DLA Piper LLP (US)